

Mail Stop 3561

July 16, 2018

<u>Via E-mail</u>
Rahul Nayar
Chief Executive Officer
Tenzing Acquisition Corp.
250 West 55th Street
New York, New York 10019

Re: Tenzing Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted June 19, 2018
CIK No. 0001742927

Dear Mr. Nayar:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary

The Offering, page 7

2. We note your disclosure that your initial shareholders have agreed to vote their founder shares in favor of any proposed initial business combination. Please disclose the approximate percentage of shares offered in this registration statement that would be required to vote in favor of a business combination in order for it to be approved.

3. Please disclose whether you may legally extend your time period beyond 24 months and if so, clarify the procedures you would follow.

Redemption, page 9

4. Please provide a hypothetical example for the calculation in the first paragraph on page 10 and disclose the page where you define "fair market value."

Management, page 95

5. Please revise to clarify Mr. Thapar's business experience during the past five years. See Item 401(e) of Regulation S-K.

Reasons for our Choice of Incorporating in the British Virgin Islands, page 147

6. We note the statement that BVI law mitigates the risk of the assets of a shareholder being used to satisfy the liabilities of the company. Please reconcile with the statements in the first risk factor on page 28.

7. We also note the statement that BVI law provides significantly less protection for investors. Please advise us where the prospectus identifies such differences in protection for investors.

You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP